BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	292,915
Receivable from non-customers		16,959
Receivable from non-customers - allowable		15,000
Prepaid expenses - related party		39,197
Prepaid expenses and deposits		10,226
Total Assets	$	374,297

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	15,498
Payable to other broker-dealers		15,000
Total Liabilities		30,498
Member's equity		343,799
Total Liabilities and Member's Equity	$	374,297

See accompanying notes.